UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

Partners Fund

Small-Cap Fund

International Fund

March 31, 2012

Cautionary Statement

One of Southeastern’s “Governing Principles” is that “we will communicate with our investment partners as candidly as possible,” because we believe Longleaf shareholders benefit from understanding our investment philosophy and approach. Our views and opinions regarding the investment prospects of our portfolio holdings and Funds are “forward looking statements” which may or may not be accurate over the long term. While we believe we have a reasonable basis for our appraisals, and we have confidence in our opinions, actual results may differ materially from those we anticipate. Information provided in this report should not be considered a recommendation to purchase or sell any particular security.

You can identify forward looking statements by words like “believe,” “expect,” “anticipate,” or similar expressions when discussing prospects for particular portfolio holdings and/or one of the Funds. We cannot assure future results and achievements. You should not place undue reliance on forward looking statements, which speak only as of the date of this report. We disclaim any obligation to update or alter any forward looking statements, whether as a result of new information, future events, or otherwise. Current performance may be lower or higher than the performance quoted herein. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment may be worth more or less than the purchase price. Call (800) 445-9469 or go to southeasternasset.com for current performance information and southeasternasset.com/mutual_fund_documents/prospectus for the Prospectus and Summary Prospectus, both of which should be read carefully before investing to learn about fund investment objectives, risks and expenses.

The price-to-value ratio (“P/V”) is a calculation that compares the prices of the stocks in a portfolio to Southeastern’s appraisals of their intrinsic values. P/V represents a single data point about a Fund, and should not be construed as something more. We caution our shareholders not to give this calculation undue weight. P/V alone tells nothing about:

•	The quality of the businesses we own or the managements that run them;
•	The cash held in the portfolio and when that cash will be invested;
•	The range or distribution of individual P/V’s that comprise the average; and
•	The sources of and changes in the P/V.

When all of the above information is considered, the P/V is a useful tool to gauge the attractiveness of a Fund’s potential opportunity. It does not, however, tell when that opportunity will be realized, nor does it guarantee that any particular company’s price will ever reach its value. We remind our shareholders who want to find a single silver bullet of information that investments are rarely that simple. To the extent an investor considers P/V in assessing a Fund’s return opportunity, the limits of this tool should be considered along with other factors relevant to each investor.

© 2012 Southeastern Asset Management, Inc. All Rights Reserved.
Longleaf, Longleaf Partners Funds and the pine cone logo are registered trademarks of Longleaf Partners Funds Trust. Southeastern Asset Management, Inc. is a registered trademark.

Contents

Letter to Shareholders	1

Longleaf Partners Fund (Partners Fund)

Management Discussion	6

Performance History	8

Portfolio Summary	9

Portfolio of Investments	10

Longleaf Partners Small-Cap Fund (Small-Cap Fund)

Management Discussion	14

Performance History	16

Portfolio Summary	17

Portfolio of Investments	18

Longleaf Partners International Fund (International Fund)

Management Discussion	21

Performance History	24

Portfolio Summary	25

Portfolio of Investments	26

Fund Information	30

Service Directory	31

Longleaf Partners Funds ■ 1

Letter To Our Shareholders

Southeastern is pleased to report a first quarter of strong absolute returns in all three Longleaf Funds as well as results above the benchmark indices for both the Partners and International Funds. Most holdings rose, with many posting significant double-digit gains. Our companies’ growing intrinsic values and an improving U.S. economy powered stock returns. Even following the solid gains over the last three months, each Fund’s P/V remains attractively below Southeastern’s long-term average in the high-60%s.

Cumulative Returns at March 31, 2012

	Since
	Inception(1)	Ten Year	Five Year	Three Year	One Year	1Q

Partners Fund (Inception 4/8/87)	1257.67%	52.18%	(4.42)%	102.90%	0.87%	12.91%

S&P 500 Index	753.23	49.72	10.48	87.99	8.54	12.59

Small-Cap Fund (Inception 2/21/89)	908.33	128.25	9.74	121.17	2.02	9.91

Russell 2000 Index	640.41	86.81	11.12	104.37	(0.18)	12.44

International Fund (Inception 10/26/98)	181.36	44.02	(17.96)	46.84	(13.60)	11.51

EAFE Index	63.63	74.04	(16.36)	60.69	(5.77)	10.86

Inflation + 10%	(2)	225.50	78.12	42.61	12.63	na

(1)	During the inception year, the S&P 500 and the EAFE Index were available only at month-end; therefore the S&P 500 value at 3/31/87 and the EAFE value at 10/31/98 were used to calculate performance since inception. The annualized expense ratios for the Longleaf Partners, Small-Cap, and International Funds are 0.91%, 0.91% and 1.26%, respectively. The risks associated with an investment in the Longleaf Partners Funds are detailed on pages 15 to 17 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, small cap risk (particularly with respect to the Small-Cap Fund), focused geographic risk, and derivatives risk. Call (800) 445-9469 or go to southeasternasset.com for current performance information and southeasternasset.com/mutual_fund_documents/prospectus for the Prospectus and Summary Prospectus, both of which should be read carefully before investing to learn about Fund investment objectives, risks, and expenses. Funds distributed by Rafferty Capital Markets, LLC.

(2)	Inflation + 10% since inception for the Partners, Small-Cap and International Funds was 1979.66%, 1529.33% and 392.90%, respectively.

    Average Annual Returns at March 31, 2012

	Since
	Inception(1)	Ten Year	Five Year	Three Year	One Year

Partners Fund (Inception 4/8/87)	11.01%	4.29%	(0.90)%	26.60%	0.87%

S&P 500 Index	8.95	4.12	2.01	23.42	8.54

Small-Cap Fund (Inception 2/21/89)	10.52	8.60	1.88	30.29	2.02

Russell 2000 Index	9.05	6.45	2.13	26.90	(0.18)

International Fund (Inception 10/26/98)	8.01	3.72	(3.88)	13.66	(13.60)

EAFE Index	3.74	5.70	(3.51)	17.13	(5.77)

See pages 8, 16 and 24 for additional performance information.

2 ■ Quarterly Report 1Q 2012

Letter To Our Shareholders

...a margin of safety...helps
protect against permanent capital loss in the case of an unexpected event or analytical mistake.

Since 2008, investors have become increasingly paralyzed by trying to avoid risk as defined by stock price volatility. But short-term market fluctuations tell nothing about long-term investment outcome or business worth, which is determined by assets and free cash flow generation. Over the long run, corporate intrinsic values determine stock prices. For long-term investors in businesses, risk is not volatility but the probability that they may not get their capital back and earn an adequate return after taxes and inflation. Those who fear stock price swings are beholden to the notion that risk and return are highly correlated. The two are actually inversely related – prospective returns rise and risk of loss falls as a stock declines in relation to a company’s underlying worth. Over Southeastern’s 37 year history, we have built our investment process, disciplines, and criteria to protect the assets of our clients as well as our ownership stake in the Longleaf Funds from the possibility of incurring permanent capital loss and to generate adequate returns. The following discussion contrasts Southeastern’s approach to risk management with the predominant view that avoiding price volatility makes investing less risky.

Reducing Risk by Owning Quality Businesses
As equity investors, we own a percentage interest in businesses. Our analysts consider the five primary risks to business ownership in determining whether we are likely to get our principal back plus an acceptable return within a reasonable time period.

1)	Business or competitive risk: We assess a company’s threats, competitive advantages, and their sustainability. The Porter model (see Competitive Strategy by Michael Porter) provides a helpful framework for analyzing an industry and an individual company’s position therein. We want to own companies impervious to the risk of business decline and obsolescence.

2)	Pricing power risk: Related to competitive strength is a company’s ability to maintain margins by increasing prices at least as much as costs escalate. We want businesses capable of maintaining profitability in the face of increasing expenses.

3)	Financial risk: We want companies that have financial flexibility and limited exposure to creditor obligations. We review the amount of financial leverage, who the lenders are, coverage ratios, maturity schedules, borrowing limits, restrictions, and covenants. In addition, we evaluate a business’ operating leverage to understand how much a top line downturn could impact balance sheet stability and our position as owners.

4)	Regulatory, government, or control risk: If regulators can dictate profitability, rulers can nationalize a company or its assets, or someone with an objective other than earning an adequate return can alter the investment outcome, the chance of losing permanent capital may be too great for us to become shareholders.

5)	Case-specific risk: A company may have unique challenges beyond its control such as legal liabilities or complete industry overhaul via legislation. Because forecasting the impact generally presents too much uncertainty around whether investment principal will remain intact, Southeastern tries to avoid these companies.

Reducing Risk by Partnering with High Caliber People
Capable, ethical, shareholder-oriented management stewards mitigate against capital loss because they prioritize prudent growth in value per share. Study, due diligence, and meeting with management teams prior to an investment and regularly once we own a company are important parts of our process. We consider numerous factors before we entrust our capital to a management team – properly aligned incentives, good historic operating results, high returns from capital allocation decisions, and personal integrity.

Longleaf Partners Funds ■ 3

Reducing Risk by Paying a Deeply Discounted Price
The prices of public equities fluctuate, but the values of underlying businesses normally accrete steadily. Waiting for a stock to trade at a big discount to the underlying value of the free cash flow or assets of a business provides a margin of safety that helps protect against permanent capital loss in the case of an unexpected event or analytical mistake. Insisting on a margin of safety also leads us to sell fully valued stocks. In addition, we preserve capital by being patient and disciplined, and hold cash when no investments meet our criteria.

Reducing Risk by Portfolio Construction
Owning 18-20 companies across a number of industries provides the diversification to reduce company-specific risk and minimizes the risk of loss by limiting holdings to only the most qualified businesses, managements, and discounts. To introduce significantly more stocks would compromise the best-in-class criteria that are so crucial to preserving principal and generating excess return. We generally keep single industry exposure below 15%, and we manage positions to concentrate more heavily in our best qualifiers. We reduce or eliminate holdings as security prices approach companies’ intrinsic values.

Reducing Risk by Contemplating Unknowable Events
Nobody, including Southeastern, can accurately and consistently forecast future events, but unpredictable occurrences can impact business values. Southeastern protects portfolios to the extent possible in three primary ways. First, corporate appraisals must be conservative, and our purchase prices must be significantly discounted from our values. Second, we stress test appraisals for difficult operating environments and extreme events – how have previous recessions, inflationary periods, terrorist attacks, or investment bubbles bursting impacted a company’s results? Finally, we assess overlapping exposures across a portfolio. Reducing the risk of exogenous and/or macroeconomic challenges is best managed by those factors we can control – owning competitively entrenched, financially sound companies with capable management partners and having a large margin of safety between what we paid and what the company is worth.

Reducing Risk by Embracing Volatility and Benchmark Deviation
One of Southeastern’s biggest advantages is the long-term time horizon that we and our clients share. For those who demand consistent quarterly or yearly returns and determine capital allocation based on stock price movement, volatility defines risk, and material price changes over short periods are terrifying. Intrinsic value investors with an ownership perspective of a decade or more know that market declines create opportunity and reduce risk. Extreme price declines such as those that occurred in the fall of 2008 and third quarter of last year provide the chance to buy great business at rare discounts to intrinsic worth with minimal chance of permanent capital loss.

Those focused on short-term stock price changes versus business values try to minimize volatility via statistics such as tracking error, Sharpe ratio, and beta, which indicate relative price moves but tell nothing about whether capital will be preserved over time. The return for investors who expect to own a business for ten years is not impacted by these statistics. In the market’s “lost decade” that began at the outset of 2000, owners of the S&P lost principal with the so-called low risk of low tracking error. Conversely, Longleaf Partners Fund delivered 68% in the period and Small-Cap and International more than doubled by following our investment discipline and embracing opportunities that volatility offered. Over the long run our high conviction, benchmark-agnostic approach and resulting high tracking error have rewarded clients with superior compounding even though in shorter periods our beta may be high, and we experience intervals of underperformance.

4 ■ Quarterly Report 1Q 2012

Letter To Our Shareholders

Market volatility is reality, but long holding periods dramatically reduce the possibility of a negative return.

Reducing Risk by Having Secure Operations
Investors have risks beyond security selection and execution. Southeastern maintains conservative operational and financial policies to further protect against capital loss. Securities lending is not done in the Longleaf portfolios except in rare circumstances. The Funds exclusively use U.S. government securities for cash management. We have ongoing reviews by our Chief Compliance Officer as well as heads of key operational areas to identify and ameliorate any potential firm or procedural risks.

Reducing Risk through Proper Investment Manager Alignment
Southeastern is 100% owned by its employees, and employees are limited to Southeastern-managed funds for their public equity investing unless granted an exception. Collectively, we are Longleaf’s largest shareholder and among Southeastern’s largest clients. The long-term viability of the firm and Funds is critical to us. We have built continuity and sustainable business strength through hiring to build next generation leaders across departments, creating an orderly transfer of firm ownership as individuals retire, relying on a team-based research process with individual accountability, and importantly, building a long-term, supportive client base.

Summary
Only two questions should matter to equity investors: 1) Did I get my money back, and 2) What return did I make? If the answer to the first is “no,” the second is irrelevant. We know of only two ways to satisfactorily answer both consistently. First, use Mr. Market’s temperamental moves to buy qualifying businesses at deep discounts to their intrinsic values. Second, invest with a long time horizon. Going back to 1970 (1979 for the Russell 2000), the S&P 500, Russell 2000, and EAFE indices have recorded declines in more than 20% of one year periods, while rolling ten year returns have rarely been negative. For holding periods of fifteen and twenty years, performance has been positive 100% of the time. Market volatility is reality, but long holding periods dramatically reduce the possibility of a negative return.

Southeastern combines the benefit of long-term investment horizon with quantitative and qualitative intrinsic value-based investment disciplines to generate a return of capital and a return on capital. As owners of our firm and one of its largest customers, nobody has more at stake in our future compounding than your partners at Southeastern, and consequently, nobody is more focused on reducing our risk of capital loss. Every facet of our approach to investing and to running our business is designed to preserve principal and earn an adequate return over the long run. We are grateful for your partnership in this endeavor.

Sincerely,

O. Mason Hawkins, CFA
Chairman & Chief Executive Officer
Southeastern Asset Management, Inc.

G. Staley Cates, CFA
President & Chief Investment Officer
Southeastern Asset Management, Inc.

April 27, 2012

6 ■ Quarterly Report 1Q 2012	Partners Fund

Partners Fund Management Discussion

Longleaf Partners Fund delivered a strong 12.91% for the first quarter of 2012, far exceeding our absolute return goal and outperforming the S&P 500’s 12.59% gain. In the three years since the market lows of March 2009, the Partners Fund has more than doubled while the Index has increased 88%, and the cumulative rate of inflation plus 10% has been less than half the Index.

Cumulative Returns at March 31, 2012

	Three Year	One Year	1Q

Partners Fund	102.90%	0.87%	12.91%

S&P 500 Index	87.99	8.54	12.59

Inflation + 10%	42.61	12.63	na

See page 8 for additional performance information.

Many names delivered double-digit gains in the quarter, and only two detracted from performance. Four investments generated over half of the Fund’s return. Cemex continued to rally from its lows in the third quarter of 2011, adding 50% in the last three months and 155% since September 30th. The company had a fifth consecutive quarter of top line growth thanks in part to price increases in most markets as well as demand growth from infrastructure and housing improvements. Improved margins reflected lower energy costs and overall expense reductions. For the first time in four years sales and EBITDA grew in 2011. The company expects no debt covenant issues in 2012 given successful asset sales, and in February Cemex made an exchange offer for approximately $2 billion of debt which will lower absolute debt levels, push maturities further out while reducing dependence on bank financing, and provide more flexibility with banks. Intercontinental Hotels gained 31%. The dividend increased by 15%, and the value grew as REVPAR rose. Growth should continue for the next few years due to a healthy pipeline of hotels in development, launch of an upscale China brand, a new mid-scale U.S. brand and a repositioning of Crowne Plaza in the U.S. Level(3) added 51%. Results in the first quarter since the company’s merger with Global Crossing indicated that EBITDA growth in 2012 should be strong. Dell exceeded Wall Street’s expectations for a fifth consecutive quarter with a modest top line increase but substantial growth in operating income and profitability as the business mix moved further from pc’s to enterprise solutions.

Philips declined 3% in the quarter as the company reported EBITDA approximately 5% below consensus expectations, primarily due to one-time issues in the healthcare and lighting segments. Although management firmly expressed a commitment to 2013 targets based on reduced costs and global GDP growth of 3%, their cautious stance on first half 2012 results and the concurrent buyback plan extension compounded skepticism over what the company will deliver. While Western Europe’s economic challenges are likely to last for some time, this area generates less than 30% of revenues. Philips’ consumer brands as well as its medical and lighting businesses are dominant and growing in emerging markets, which account for over one-third of revenues and should dwarf Europe’s importance to the company’s results over time. Willis, which we trimmed early in the quarter, dropped 9%. The company reported lower margins following a revenue decline in North America where some of the sales force departed as non-competes from previous acquisitions rolled off.

We trimmed six positions that have appreciated including Intercontinental and Dell, to maintain appropriate portfolio weights. Additionally, we sold some of our Cemex shares to purchase Cemex convertible bonds that offer an attractive yield and the longer-term upside of the stock whenever global recovery moves into higher gear. We sold NKSJ, a disappointment that we

Partners Fund	Longleaf Partners Funds ■ 7

discussed in the Annual Report, and YUM! Brands, the Fund’s long-time holding, which was the top performer last year and approached our appraisal in the first quarter. Management did a tremendous job following the company’s spin from Pepsico in 1998 when we first took a position. They moved from a capital intensive owned restaurant model to a franchise model in the U.S. and used the free cash flow from franchise fees to invest in rapidly growing China. The company’s approach of hiring local management, adjusting menus to regional tastes, and controlling the quality of its supply chain made KFC the most successful non-Chinese brand in that country. Given the success of YUM’s overseas business, by the time we sold the company, the U.S. represented less than half of the company’s value. YUM exemplified an ideal investment: one purchased at a large discount where there was an experienced management team who built value per share at a strong pace by transforming the company through excellent operating and capital allocation execution.

...since the market
lows of March 2009,
the Partners Fund
has more than
doubled...

The market’s overall strength kept most businesses’ prices above our required discount for purchase. We ended the quarter with just under 10% in cash which we will patiently deploy when we find companies that meet our qualitative and quantitative criteria. Even after the Fund’s strong return, the P/V remains in the low-60%s, below the long-term average, due to both value growth at many companies and reducing or eliminating some of our less discounted names such as YUM. With the low P/V, the quality of our companies, the capable work of most of our management partners, and the liquidity to add a few deeply discounted investments to the portfolio, we believe the Fund offers attractive compounding opportunity.

8 ■ Quarterly Report 1Q 2012	Partners Fund

Performance History

Comparison of Change in Value of $10,000 Investment
Since Inception April 8, 1987

Average Annual Returns for the Periods Ended March 31, 2012

	Since Inception	20 Year	Ten Year	Five Year	Three Year	One Year	1Q

Partners Fund	11.01%	10.63%	4.29%	(0.90)%	26.60%	0.87%	12.91%

S&P 500 Index	8.95	8.59	4.12	2.01	23.42	8.54	12.59

Inflation + 10%	12.92	12.53	12.53	12.24	12.56	12.63	na

Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The S&P 500 Index is shown with all dividends and distributions reinvested. Because the S&P 500 Index was available only at month-end in 1987, we used the 3/31/87 value for performance since inception. This index is unmanaged and is not hedged for foreign currency risk. Prior to 2010 the Fund used currency hedging as a routine investment strategy. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Current performance may be lower or higher than the performance quoted. Please call (800) 445-9469 or visit southeasternasset.com for more current performance information. The annualized expense ratio for the Longleaf Partners Fund is 0.91%. The risks associated with an investment in the Longleaf Partners Fund are detailed on page 2 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, and derivatives risk. Funds Distributed by: Rafferty Capital Markets, LLC.

Partners Fund	Longleaf Partners Funds ■ 9

Portfolio Summary

Portfolio Holdings at March 31, 2012

		Net Assets
Common Stock & Options		86.2%

Dell Inc. (Stock & Options)	8.7

Chesapeake Energy Corporation	7.2

Loews Corporation	6.3

DIRECTV	6.0

Aon Corporation	5.8

Vulcan Materials Company	5.2

The Travelers Companies, Inc.	5.0

The Walt Disney Company	5.0

InterContinental Hotels Group PLC	4.9

FedEx Corporation	4.9

The Bank of New York Mellon Corporation	4.9

Abbott Laboratories	4.6

Koninklijke Philips Electronics N.V.	4.6

Level(3) Communications, Inc.	4.4

Liberty Interactive Corporation	3.6

Cemex S.A.B. de C.V. ADS	1.8

Colgate — Palmolive Company (Net Options)	1.0

CONSOL Energy Inc.	0.9

Franklin Resources, Inc.	0.9

Willis Group Holdings Public Limited Company	0.5

Corporate Bonds & Swap Contracts		4.3

Cemex S.A.B. de C.V. ADS Notes	4.3

Cash Reserves		9.9

Other Assets and Liabilities, net		(0.4)

		100.0%

Portfolio Changes
January 1, 2012 through
March 31, 2012

New Holdings	Quarter
Cemex S.A.B. de C.V. ADS 3.25% Convertible
Subordinated Notes due 3/15/16	1Q

Cemex S.A.B. de C.V. ADS 3.75% Convertible
Subordinated Notes due 3/15/18	1Q

CONSOL Energy Inc.	1Q

Eliminations

Level(3) Communications, Inc., 15% Convertible Senior Notes due 1/15/13(a)	1Q

NKSJ Holdings, Inc.	1Q

Yum! Brands, Inc.	1Q

(a)	Exchanged for Level(3) common stock.

10 ■ Quarterly Report 1Q 2012	Partners Fund

Portfolio of Investments

Common Stock

	Share Quantity	Market Value	% of Net Assets

Air Freight & Logistics

FedEx Corporation(c)	4,723,000	$434,327,080	4.9%

Capital Markets

The Bank of New York Mellon Corporation	17,879,895	431,441,866	4.9
Franklin Resources, Inc.	650,787	80,717,112	0.9

		512,158,978	5.8

Computers & Peripherals

Dell Inc.*(c)	30,878,000	512,574,800	5.8

Construction Materials

Cemex S.A.B. de C.V. ADS* (Foreign)	20,425,158	158,499,226	1.8
Vulcan Materials Company(b)	10,704,110	457,386,620	5.2

		615,885,846	7.0

Diversified Telecommunication Services

Level(3) Communications, Inc.*(b)	15,026,565	386,633,518	4.4

Hotels, Restaurants & Leisure

InterContinental Hotels Group PLC (Foreign)(b)	17,476,830	406,171,327	4.6
InterContinental Hotels Group PLC ADR (Foreign)(b)	1,317,435	30,590,841	0.3

		436,762,168	4.9

Industrial Conglomerates

Koninklijke Philips Electronics N.V. (Foreign)	16,789,000	340,352,365	3.9
Koninklijke Philips Electronics N.V. ADR (Foreign)	3,247,831	66,093,361	0.7

		406,445,726	4.6

Insurance

Aon Corporation(c)	10,442,812	512,324,357	5.8
Loews Corporation(c)	13,853,000	552,319,110	6.3
The Travelers Companies, Inc.(c)	7,438,400	440,353,280	5.0
Willis Group Holdings Public Limited Company (Foreign)	1,357,143	47,472,862	0.5

		1,552,469,609	17.6

Internet & Catalog Retail

Liberty Interactive Corporation — Series A*	16,873,000	322,105,570	3.6

Media

DIRECTV — Class A*	10,668,141	526,366,077	6.0
The Walt Disney Company(c)	10,027,000	438,982,060	5.0

		965,348,137	11.0

Oil, Gas & Consumable Fuels

Chesapeake Energy Corporation(c)	27,410,576	635,103,046	7.2
CONSOL Energy Inc.	2,395,300	81,679,730	0.9

		716,782,776	8.1

Pharmaceuticals

Abbott Laboratories	6,650,000	407,578,500	4.6

Total Common Stocks (Cost $6,160,771,883)		7,269,072,708	82.3

Partners Fund	Longleaf Partners Funds ■ 11

continued

Corporate Bonds
	Principal Amount	Market Value	% of Net Assets

Construction Materials

Cemex S.A.B. de C.V. ADS 3.25% Convertible Subordinated Notes due 3/15/16 (Foreign)	204,109,000	$193,393,277	2.2
Cemex S.A.B. de C.V. ADS 3.75% Convertible Subordinated Notes due 3/15/18 (Foreign)	146,638,000	138,939,505	1.6

Total Corporate Bonds (Cost $312,630,762)		332,332,782	3.8

Options Purchased(d)

	Share Equivalents

Computers & Peripherals

Dell Inc. Call, 12/14/15, with Deutsche Bank, Strike Price $7	12,500,000	129,187,500	1.5
Dell Inc. Call, 12/14/15, with Morgan Stanley, Strike Price $7	12,500,000	126,250,000	1.4

		255,437,500	2.9

Household Products

Colgate-Palmolive Company Call, 1/29/16, with J.P. Morgan, Strike Price $80	5,100,000	107,457,000	1.2

Total Options Purchased (Cost $274,350,086)		362,894,500	4.1

Short-Term Obligations

	Principal Amount

Repurchase Agreement with State Street Bank, 0.01% due 4/2/12, Repurchase price $375,356,313 (Collateral: $300,960,000 U.S. Treasury Bond, 3.12% due 2/15/40, Value $382,867,167)	375,356,000	375,356,000	4.2
U.S. Treasury Bills, 0.05% — 0.06% due 4/26/12 to 5/24/12	500,000,000	499,977,250	5.7

Total Short-Term Obligations (Cost $875,316,139)		875,333,250	9.9

Total Investments (Cost $7,623,068,870)(a)		8,839,633,240	100.1

Other Assets and Liabilities, Net		(10,710,482)	(0.1)

Net Assets		$8,828,922,758	100.0%

Net asset value per share		$30.09

*	Non-income producing security.
(a)	Aggregate cost for federal income tax purposes is $8,097,202,395. Net unrealized appreciation of $1,216,564,370 consists of unrealized appreciation and depreciation of $1,557,453,044 and $(340,888,674), respectively.
(b)	Affiliated issuer, as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer during the period).
(c)	A portion designated as collateral for options and swap contracts.
(d)	See next page for Options Written.

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 16% of net assets.

12 ■ Quarterly Report 1Q 2012	Partners Fund

Portfolio of Investments

Options Written

Share				Unrealized	% of
Equivalents		Market Value		Gain(Loss)	Net Assets

Colgate-Palmolive Company Put, 1/29/16, with J.P. Morgan, Strike Price $65	(5,100,000)	$(17,646,000	)(a)	$25,940,993	(0.2)%

Swap Contracts

		Contract Value

Construction Materials

Cemex Note Swap Contracts with Deutsche Bank due 3/15/16		48,476,738	(a)	50,939,573	0.5

		Cemex S.A.B.		Cemex S.A.B.
		de C.V. ADS		de C.V. ADS
		3.25% Convertible		3.75% Convertible
		Subordinated Notes		Subordinated Notes
		due 3/15/16		due 3/15/18
Components of Cemex Note Swap Contracts		(Foreign)		(Foreign)	Total
Principal of underlying notes		$99,000,000		$70,000,000

Unrealized appreciation		30,825,958		18,075,525	$48,901,483

Accrued interest		1,778,675		1,451,134	3,229,809

Financing fee		(586,176)		(452,610)	(1,038,786)

Cost of interest rate moves if terminated before expiration		(86,298)		(66,635)	(152,933)

Unrealized gain		31,932,159		19,007,414	50,939,573

Purchased interest payable		(1,176,897)		(1,285,938)	(2,462,835)

Due from Deutsche Bank		$30,755,262		$17,721,476	$48,476,738

(a)	Included in Other Assets and Liabilities, net in the Portfolio of Investments.

14 ■ Quarterly Report 1Q 2012	Small-Cap Fund

Small-Cap Fund Management Discussion

Longleaf Partners Small-Cap Fund gained 9.91% in the quarter, far outpacing our absolute return goal but falling short of the Russell 2000’s 12.44%, which benefitted from meaningful exposure to information technology and leveraged financials not owned by the Fund. Over most longer term periods, the Fund’s record surpassed that of the Index.

Cumulative Returns at March 31, 2012

	20 Year	Ten Year	Five Year	Three Year	One Year	1Q
Small-Cap Fund	799.43%	128.25%	9.74%	121.17%	2.02%	9.91%

Russell 2000 Index	437.07	86.81	11.12	104.37	(0.18)	12.44

Inflation + 10%	959.75	225.50	78.12	42.61	12.63	na

See page 16 for additional performance information.

Dillard’s, which was the Fund’s top contributor last year, gained 41% in the first quarter. The company reported solid fourth quarter results relative to peers, holding gross margins flat and creating expectations for a stronger 2012. Management continued a strong buyback pace. Level 3 added 51%. Results in the first quarter since the company’s merger with Global Crossing indicated that EBITDA growth in 2012 should be strong.

Several other stocks continued to recover from their lows in the third quarter of 2011. Lamar, up 18% in the quarter, started the year with an oversubscribed debt offering that reduced its interest expense and extended maturities. Our appraisal grew following the company’s solid results in the fourth quarter and management’s confidence in expanding digital boards as quickly as possible. Madison Square Garden gained 19% and grew its value. Encouraging results included profits from the Radio City Christmas Spectacular and lower expenses for the media segment given the NBA’s delayed season plus lower programming costs at Fuse. The prices recently paid for the Dodgers and local TV deals for several large market teams such as the Lakers indicate the importance of local television rights, especially to large market teams such as the Knicks and the Rangers. An improved general economic outlook combined with higher year-over-year sales at Texas Industries drove the stock up 14% in the quarter. The completion of its central Texas cement plant this fall will enable the company to generate additional revenues and free up cash flow.

A few stocks negatively impacted performance in the first quarter. Quicksilver fell 25% and has weighed on Small-Cap’s results since natural gas prices began their steep decline in the fourth quarter. The company reported slightly lower production and year-end reserves than expected. The month-long delay in the 10k filing created doubts which have been dismissed upon the April filing. The delay pushed back the company’s planned MLP offering that will monetize part of their Barnett asset and retire debt for Quicksilver. Meanwhile, the Darden family, who has built value for owners over the long run, reported good news on Quicksilver’s Colorado oil play and began discussions to enter into JVs for assets in Canada and West Texas. The market remains skeptical that any of the above events will occur. The insurance industry suffered from lower investment yields and the second worst year in history for insured catastrophes. Fairfax lost 4% as catastrophes in the fourth quarter hurt underwriting results. Book value also declined reflecting dual investment challenges of being 100% hedged in a rising stock market and having several weak underlying investments. The first quarter of 2012 will likely suffer from the same dynamic. In spite of these recent challenges, Prem Watsa remains one of the most skilled long-term investors we know, and we are partnering with him at an attractive P/V of less than 70%. Willis, the insurance broker, fell 9%. The company

Small-Cap Fund	Longleaf Partners Funds ■ 15

The Fund’s investment lineup remained the same during the quarter.
reported lower margins following a revenue decline in North America where some of the sales force departed as non-competes from previous acquisitions rolled off. Wendy’s retreated 6% as the company indicated that it would spend its cash flow on store remodels over the next 3-5 years to upgrade its competitive position. The company also downplayed near-term expectations of the breakfast rollout and international expansion.

The Fund’s investment lineup remained the same during the quarter as no new names were added and none were eliminated. Six of the seven holdings we trimmed, including Dillard’s and Lamar, reflected a re-weighting after price appreciation over the last six months drove P/Vs higher. We began selling Olympus and completed the sale in April. Subsequent to our Annual Report, in which we assessed this investment mistake as well as company developments, we worked to identify and propose independent board candidates who would protect the value of the medical business and instill western corporate governance standards. We decided to sell in March when the announcement of the new president and board nominees indicated that shareholder interests would not necessarily be the primary focus once new leadership was elected in April. The “independent” directors were weighted toward creditors with the Chairman being affiliated with Olympus’ largest creditor. Holding onto Olympus to pursue our interests after the initial fraud revelations proved a good short-term decision, as our average sale price was over 300% higher than the ¥424 low in November 2011. Over our full holding period this investment made a small positive return for which we paid a large opportunity cost. The Fund ended the quarter at an attractive overall P/V in the mid-60%s and with enough cash to purchase the next opportunity that qualifies.

16 ■ Quarterly Report 1Q 2012	Small-Cap Fund

Performance History

Comparison of Change in Value of $10,000 Investment
Since Inception February 21, 1989

Average Annual Returns for the Periods Ended March 31, 2012

	Since Inception	20 Year	Ten Year	Five Year	Three Year	One Year	1Q

Small-Cap Fund	10.52%	11.61%	8.60%	1.88%	30.29%	2.02%	9.91%

Russell 2000 Index	9.05	8.77	6.45	2.13	26.90	(0.18)	12.44

Inflation + 10%	12.84	12.53	12.53	12.24	12.56	12.63	na

Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The Russell 2000 Index is shown with all dividends and distributions reinvested. This index is unmanaged and is not hedged for foreign currency risk. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Current performance may be lower or higher than the performance quoted. Please call (800) 445-9469 or visit southeasternasset.com for more current performance information. The annualized expense ratio for the Longleaf Partners Small-Cap Fund is 0.91%. The risks associated with an investment in the Longleaf Partners Small-Cap Fund are detailed on page 6 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, small-cap risk, and derivatives risk. Funds Distributed by: Rafferty Capital Markets, LLC.

Small-Cap Fund	Longleaf Partners Funds ■ 17

Portfolio Summary

Portfolio Holdings at March 31, 2012

		Net Assets
Common Stock & Options		95.6%

Texas Industries, Inc.	8.1

tw telecom inc	7.5

The Madison Square Garden Company	6.2

Lamar Advertising Company	6.1

Service Corporation International	6.0

Martin Marietta Materials, Inc.	5.2

Saks Incorporated	4.8

Dillards, Inc. (Stock & Options)	4.8

DineEquity, Inc.	4.5

Vail Resorts, Inc.	4.4

Fairfax Financial Holdings Limited	4.4

The Wendy’s Company	4.3

Scripps Networks Interactive, Inc.	4.1

Level(3) Communications, Inc.	3.9

Everest Re Group, Ltd.	3.8

Markel Corporation	3.7

Willis Group Holdings Public Limited Company	3.6

Quicksilver Resources Inc.	3.6

The Washington Post Company	3.3

Potlatch Corporation	2.6

Olympus Corporation	0.7

Cash Reserves		4.1

Other Assets and Liabilities, net		0.3

		100.0%

Portfolio Changes
January 1, 2012 through
March 31, 2012

New Holdings
None

Eliminations
None

18 ■ Quarterly Report IQ 2012	Small-Cap Fund

Portfolio of Investments

Common Stock

	Share Quantity	Market Value	% of Net Assets

Construction Materials

Martin Marietta Materials, Inc.	1,971,000	$168,776,730	5.2%
Texas Industries, Inc.*(b)	7,510,757	262,951,603	8.1

		431,728,333	13.3

Diversified Consumer Services

Service Corporation International(b)	17,451,523	196,504,149	6.0

Diversified Telecommunication Services

Level(3) Communications, Inc.*	4,953,733	127,459,550	3.9
tw telecom inc.*(b)	11,049,100	244,848,056	7.5

		372,307,606	11.4

Health Care Equipment & Supplies

Olympus Corporation* (Foreign)	1,453,100	23,770,658	0.7

Hotels, Restaurants & Leisure

DineEquity, Inc.*(b)	2,978,100	147,713,760	4.5
Vail Resorts, Inc.(b)	3,317,000	143,460,250	4.4
The Wendy’s Company(b)	27,857,000	139,563,570	4.3

		430,737,580	13.2

Insurance

Everest Re Group, Ltd. (Foreign)	1,335,000	123,514,200	3.8
Fairfax Financial Holdings Limited (Foreign)	351,372	141,820,496	4.4
Markel Corporation*	268,642	120,604,139	3.7
Willis Group Holdings Public Limited Company (Foreign)	3,398,000	118,862,040	3.6

		504,800,875	15.5

Media

Lamar Advertising Company — Class A*	6,129,500	198,657,095	6.1
The Madison Square Garden Company — Class A*	5,869,400	200,733,480	6.2
Scripps Networks Interactive, Inc. — Class A	2,759,000	134,335,710	4.1
The Washington Post Company — Class B	289,000	107,961,730	3.3

		641,688,015	19.7

Multiline Retail

Dillard’s, Inc. — Class A(b)(c)	2,526,000	159,188,520	4.9
Saks Incorporated*(b)	13,596,000	157,849,560	4.8

		317,038,080	9.7

Oil, Gas & Consumable Fuels

Quicksilver Resources Inc.*(b)	22,995,210	115,895,858	3.6

Small-Cap Fund	Longleaf Partners Funds ■ 19

continued

Common Stock
	Share Quantity	Market Value	% of Net Assets

Real Estate Investment Trusts

Potlatch Corporation(b)	2,688,952	$84,271,756	2.6%

Total Common Stocks (Cost $2,728,337,209)		3,118,742,910	95.7

Short-Term Obligations

	Principal Amount

Repurchase Agreement with State Street Bank, 0.01% due 4/2/12, Repurchase price $134,761,112 (Collateral: $105,985,000 U.S. Treasury Bonds, 3.05% - 3.12% due 5/15/37 to 2/15/40, Value $137,462,702)	134,761,000	134,761,000	4.1

Total Investments (Cost $2,863,098,209)(a)		3,253,503,910	99.8

Other Assets and Liabilities, Net		5,959,949	0.2

Net Assets		$3,259,463,859	100.0%

Net asset value per share		$27.73

*	Non-income producing security.
(a)	Aggregate cost for federal income tax purposes is $2,865,016,910. Net unrealized appreciation of $390,405,701 consists of unrealized appreciation and depreciation of $698,256,544 and $(307,850,843), respectively.
(b)	Affiliated issuer, as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer during the period).
(c)	Designated as collateral for options.

Note:	Companies designated as “Foreign” are headquartered outside the U.S. and represent 13% of net assets.

Options Written

				Unrealized
	Share Equivalents	Market Value		Gain	% of Net Assets

Multiline Retail

Dillard’s, Inc. — Class A Call, 5/19/12, with Deutsche Bank, Strike Price $65	(2,526,000)	$(4,089,594	)(d)	$2,226,211	(0.1)%

(d)	Included in Other Assets and Liabilities, net in the Portfolio of Investments.

International Fund	Longleaf Partners Funds ■ 21

International Fund Management Discussion

Longleaf Partners International Fund had strong absolute and relative returns in the first quarter, gaining 11.51% versus EAFE Index’s 10.86%. Although 2011 results have weighed on performance for all periods through this quarter end, the Fund has almost tripled the benchmark since starting in 1998.

Cumulative Returns at March 31, 2012

	Inception	One Year	1Q

International Fund	181.36%	(13.60)%	11.51%

MSCI EAFE Index	63.63	(5.77)	10.86

Inflation + 10%	392.90	12.63	na

See page 24 for additional performance information.

Most companies appreciated in the first quarter, and almost half of the portfolio holdings recorded double-digit gains. Many of the strongest performers were the companies that became most heavily discounted and hurt Fund performance in 2011.

The Fund’s materials holdings — Cemex and Lafarge — were the top contributors in the quarter, appreciating 50% and 36% respectively. Cemex had a fifth consecutive quarter of top line growth thanks in part to price increases in most markets, as well as demand growth from infrastructure and housing improvements. Improved margins reflected lower energy costs and overall expense reductions. For the first time in four years sales and EBITDA grew in 2011. The company expects no debt covenant issues in 2012 given successful asset sales, and in February Cemex made an exchange offer for approximately $2 billion of debt, which will lower absolute debt levels, push maturities further out while reducing dependence on bank financing, and provide more flexibility with banks. Lafarge reported volume growth in emerging markets and stabilization in the U.S. Aggregates results met expectations, and pricing was strong. Management remains focused on cost cutting and is aggressively reducing debt with plans for another €1 billion of divestitures this year. Cemex and Lafarge have different underlying geographic exposures and value drivers. Cemex has significant U.S. exposure in addition to its strength in Mexico and South America, while Lafarge operates largely in the Middle East and numerous emerging markets. Recent asset sales by Holcim, the third major player in the global cement market, and Cimpor, a Portuguese cement company, were at prices in line with or higher than our per ton and discounted cash flow values for Lafarge and Cemex. Even after a six month stock rally, both companies trade at steep discounts to our appraisals.

Ingersoll-Rand’s price rose 36% after reporting strong performance and guidance, driven primarily by climate solutions and industrial technologies. Management is focused on paying down debt and returned capital to shareholders through share buybacks in 2011 and an increased dividend in 2012. C&C Group appreciated 38% after reporting stronger than expected growth in domestic and international markets, with international becoming a more significant part of its mix. Tennets beer strength offset cider pressure in Ireland and kept overall results for the country flat. MillerCoors’ acquisition of the number three U.S. cider brand increased attention on premium cider’s global potential. Accor’s price was severely punished in 2011 due to fears that this European hotel company would face pricing and occupancy challenges in a recession. However, half of Accor’s earnings come from Economy hotels, which benefit in a period when travelers switch to lower priced rooms. Additionally, Accor controls 80% of the economy hotel market share in France, giving it significant pricing power. Accor appreciated 41% in the first quarter after

22 ■ Quarterly Report 1Q 2012	International Fund

International Fund Management Discussion

Most companies appreciated in the first quarter, and almost half of the portfolio holdings recorded double-digit gains.
reporting increased revenue-per-available room (RevPar) in the second half of 2011. We trimmed the position as price appreciated.

ACS, Ferrovial, and Philips declined in the quarter primarily based on economic uncertainty in the Eurozone, which we believe faces near-term challenges. Each company, however, has limited exposure to the European consumer and has significant, growing value in non-European markets. ACS declined 11% primarily due to questions around its equity stake in Spanish utility Iberdrola. The Spanish utility industry fell on speculation that the government would levy a windfall tax on the industry. While this tax is essentially neutral from an appraisal standpoint, both ACS’s and Iberdrola’s prices were heavily impacted. In the weeks after quarter end, concern around Iberdrola peaked after ACS sold 3.7% of its holding at €3.60 and used proceeds to reduce debt against its remaining 14.8% stake. ACS maintains its strategy for Iberdrola to play a part in the coming consolidation of the European energy sector. ACS’ previously stated 2012 plan of selling non-core assets should add to ACS’ sizeable cash cushion, offset its capital loss on Iberdrola, and prevent any additional sales at discounted prices. The Iberdrola sale reduced our ACS appraisal by 5%, but our outlook for the company has not changed, and the stock sells for below 40% of value.

Ferrovial declined 5% in the quarter, not because the underlying business fundamentals have deteriorated, but because the company is located in Spain. Ferrovial had better-than-expected results in all divisions, including construction and services, as well as at BAA and Cintra, which owns the ETR-407 toll road in Toronto. BAA increased traffic and tariffs across its airports and agreed to pay out £240 million in dividends in 2012, of which 49.9% will flow through to Ferrovial. In April, BAA sold the Edinburgh airport for £807 million, or 17x trailing EBITDA, highlighting the discounted value of BAA. The ETR-407 toll road increased tariffs by 8.5% and paid out C$460 million of dividends in 2011 to its owners. The outlook for Spain does not need to improve for Ferrovial’s value to be recognized. Management will continue to create value through its asset rotation plan and is returning capital to shareholders through a dividend. Philips declined 3% in the quarter as the company reported EBITDA approximately 5% below consensus expectations, primarily due to one-time issues in the healthcare and lighting segments. Although management firmly expressed a commitment to 2013 targets based on reduced costs and global GDP growth of 3%, their cautious stance on first half 2012 results and the concurrent buyback plan extension compounded skepticism over what the company will deliver. Western Europe’s economic challenges are likely to last for some time, but this area generates less than 30% of revenues. Philips’ consumer brands as well as its medical and lighting businesses are dominant and growing in emerging markets, which account for over one-third of revenues and should dwarf Europe’s importance to the company’s results over time. Fairfax lost 4% as catastrophes in the fourth quarter hurt underwriting results. Book value also declined reflecting dual investment challenges of being 100% hedged in a rising stock market and having several weak underlying investments. The first quarter of 2012 will likely suffer from the same dynamic. In spite of these recent challenges, Prem Watsa remains one of the most skilled long-term investors we know, and we are partnering with him at an attractive P/V of less than 70%. Willis declined 9% after the company reported lower margins following a revenue decline in North America where some of the sales force departed as non-competes from previous acquisitions rolled off.

We sold NKSJ, a disappointment that we discussed in the Annual Report. We began selling Olympus and completed the sale in April. Subsequent to our Annual Report, in which we assessed this investment mistake as well as company developments, we worked to identify and propose independent board candidates who would protect the value of the medical business and instill western corporate governance standards. We decided to sell in March when the announcement of the new president and board nominees indicated that shareholder interests would not necessarily be the primary focus once new leadership was elected in April. The

International Fund	Longleaf Partners Funds ■ 23

“independent” directors were weighted toward creditors with the Chairman being affiliated with Olympus’ largest creditor. Holding onto Olympus to pursue our interests after the initial fraud revelations proved a good short-term decision, as our average sale price was over 300% higher than the ¥424 low in November 2011. Over our full holding period this investment made a small positive return for which we paid a large opportunity cost.

We sold some of our Cemex shares to purchase Cemex convertible bonds that offer an attractive yield and the longer-term upside of the stock whenever global recovery moves into higher gear. We trimmed six positions as prices appreciated in the quarter and added to Genting. We also initiated one new position.

The Fund’s P/V in the low-60%s remains compelling even after the strong performance in the first quarter. The volatility in the first few weeks of April indicates a high level of uncertainty in the market, but we remain confident in the long-term prospective returns from our current portfolio holdings because of the substantial discount in prices and the value growth outlook.

24 ■ Quarterly Report 1Q 2012	International Fund

Performance History

Comparison of Change in Value of $10,000 Investment
Since Inception October 26, 1998

Average Annual Returns for the Periods Ended March 31, 2012

	Since Inception	Ten Year	Five Year	Three Year	One Year	1Q

International Fund	8.01%	3.72%	(3.88)%	13.66%	(13.60)%	11.51%

EAFE Index	3.74	5.70	(3.51)	17.13	(5.77)	10.86

Inflation + 10%	12.61	12.53	12.24	12.56	12.63	na

Past performance does not predict future performance, Fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. The Fund’s performance results in the table shown above do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. The EAFE Index is shown with all dividends and distributions reinvested. Because the EAFE was available only at month-end in 1998, we used the 10/31/98 value for performance since inception. This index is unmanaged and is not hedged for foreign currency risk. Prior to 2010 the Fund used currency hedging as a routine investment strategy. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Current performance may be lower or higher than the performance quoted. Please call (800) 445-9469 or visit southeasternasset.com for more current performance information. The annualized expense ratio for the Longleaf Partners International Fund is 1.26%. The risks associated with an investment in the Longleaf Partners International Fund are detailed on page 10 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, focused geographic risk, and derivatives risk. Funds Distributed by: Rafferty Capital Markets, LLC.

International Fund	Longleaf Partners Funds ■ 25

Portfolio Summary

Portfolio Holdings at March 31, 2012

		Net Assets
Common Stock, Options & Swap		89.0%

Fairfax Financial Holdings Limited	7.5

Lafarge S.A.	7.2

Ingersoll-Rand plc	5.9

ACS, Actividades de Construccion Y Servicios, S.A.	5.8

Ferrovial S.A.	5.7

Cheung Kong Holdings Limited	5.7

Koninklijke Philips Electronics N.V.	4.9

Manabi Holding S.A.	4.7

C&C Group plc	4.7

Carrefour S.A.	4.1

Accor S.A. (Stock & Options)	4.1

Willis Group Holdings Public Limited Company	4.1

Nitori Holdings Co., Ltd	3.7

Hochtief AG	3.6

Cemex S.A.B. de C.V. ADS	3.4

HRT Participacoes em Petroleo S.A.	3.2

Melco International Development Limited	3.0

Vodafone Group plc ADR	2.8

Genting Berhad	2.2

Colgate-Palmolive Company (Net Options)	1.2

Olympus Corporation	0.8

Dell Inc.(Net Options)	0.8

Henderson Stub Swap Contracts	(0.1)

Corporate Bonds		4.3

Cemex S.A.B. de C.V. ADS	4.3

Cash Reserves		5.7

Other Assets and Liabilities, net		1.0

		100.0%

Portfolio Changes
January 1, 2012 Through March 31, 2012

New Holdings	Quarter
Cemex S.A.B. de C.V. ADS 3.25% Convertible Subordinated Notes due 3/15/16	1Q

Cemex S.A.B. de C.V. ADS 3.75% Convertible Subordinated Notes due 3/15/18	1Q

Henderson Stub Swap Contracts	1Q

Eliminations

Cemex Finance LLC U.S., 9.5% Senior Secured Notes due 12/14/16	1Q

NKSJ Holdings, Inc.	1Q

26 ■ Quarterly Report 1Q 2012	International Fund

Portfolio of Investments

Common Stock

	Share Quantity	Market Value	% of Net Assets

Beverages

C&C Group plc (Ireland)	15,160,272	$77,844,526	4.7%

Construction & Engineering

ACS, Actividades de Construccion Y Servicios, S.A. (Spain)	3,724,412	95,321,979	5.8
Ferrovial S.A. (Spain)(d)	8,210,812	94,374,128	5.7
Hochtief AG (Germany)	995,107	60,373,461	3.6

		250,069,568	15.1

Construction Materials

Cemex S.A.B. de C.V. ADS* (Mexico)	7,224,744	56,064,012	3.4
Lafarge S.A. (France)	2,482,662	118,489,257	7.2

		174,553,269	10.6

Food & Staples Retailing

Carrefour S.A. (France)	2,859,000	68,539,891	4.1

Health Care Equipment & Supplies

Olympus Corporation* (Japan)	818,900	13,396,044	0.8

Hotels, Restaurants & Leisure

Accor S.A. (France)(d)	1,925,049	68,730,660	4.1
Genting Berhad (Malaysia)	10,182,000	36,028,360	2.2
Melco International Development Limited* (Hong Kong)	52,144,000	49,823,706	3.0

		154,582,726	9.3

Industrial Conglomerates

Koninklijke Philips Electronics N.V. (Netherlands)(d)	4,034,167	81,782,017	4.9

Insurance

Fairfax Financial Holdings Limited (Canada)	308,000	124,314,723	7.5
Willis Group Holdings Public Limited Company (Ireland)(d)	1,925,000	67,336,500	4.1

		191,651,223	11.6

Machinery

Ingersoll-Rand plc (Ireland)(d)	2,380,000	98,413,000	5.9

Metals & Mining

Manabi Holding S.A.* (Brazil)(b)(c)	91,000	78,564,737	4.7

Oil, Gas & Consumable Fuels

HRT Participacoes em Petroleo S.A.* (Brazil)	153,311	53,100,558	3.2

Real Estate Management & Development

Cheung Kong Holdings Limited (Hong Kong)(d)	7,303,000	94,325,695	5.7

Specialty Retail

Nitori Holdings Co., Ltd. (Japan)(d)	671,500	60,684,064	3.7

Wireless Telecommunication Services

Vodafone Group plc ADR (United Kingdom)(d)	1,645,235	45,523,652	2.8

Total Common Stocks (Cost $1,489,177,220)		1,443,030,970	87.1

International Fund	Longleaf Partners Funds ■ 27

continued

Corporate Bonds
	Principal Amount	Market Value	% of Net Assets

Construction Materials

Cemex S.A.B. de C.V. ADS 3.25% Convertible Subordinated Notes due 3/15/16 (Mexico)	43,120,000	$40,856,200	2.5%
Cemex S.A.B. de C.V. ADS 3.75% Convertible Subordinated Notes due 3/15/18 (Mexico)	31,649,000	29,987,428	1.8

Total Corporate Bonds (Cost $66,950,884)		70,843,628	4.3

Options Purchased(e)

	Share Equivalents

Computers & Peripherals

Dell Inc. Call, 8/15/16, with Bank of America Merrill Lynch, Strike Price $15.50 (United States)	6,476,800	34,218,877	2.1

Household Products

Colgate-Palmolive Company Call, 1/29/16, with J.P. Morgan, Strike Price $80 (United States)	1,200,000	25,284,000	1.5

Total Options Purchased (Cost $49,767,969)		59,502,877	3.6

Short-Term Obligations

	Principal Amount

Repurchase Agreement with State Street Bank, 0.01% due 4/2/12, Repurchase price $44,404,037 (Collateral: $35,605,000 U.S. Treasury Bond, 3.12% due 2/15/40, Value $42,295,008)	44,404,000	44,404,000	2.7
U.S. Treasury Bill, 0.07% due 6/21/12	50,000,000	49,993,400	3.0

Total Short-Term Obligations (Cost $94,398,375)		94,397,400	5.7

Total Investments (Cost $1,700,294,448)(a)		1,667,774,875	100.7

Other Assets and Liabilities, Net		(10,950,426)	(0.7)

Net Assets		$1,656,824,449	100.0%

Net asset value per share		$13.27

*	Non-income producing security.
(a)	Aggregate cost for federal income tax purposes is $1,788,850,768. Net unrealized depreciation of $(32,519,573) consists of unrealized appreciation and depreciation of $196,991,205 and $(229,510,778), respectively.
(b)	Affiliated issuer, as defined under Section 2(a)(3) of the Investment Company Act of 1940 (ownership of 5% or more of the outstanding voting securities of the issuer during the period).

(c)	Illiquid. Board Valued.

(d)	A portion designated as collateral for options, forward currency and swap contracts.
(e)	See next page for Options Written.

Note:	Country listed in parenthesis after each company indicates location of headquarters.

28 ■ Quarterly Report 1Q 2012	International Fund

Portfolio of Investments

Options Written

	Share			Unrealized		% of
	Equivalents	Market Value		Gain(Loss)		Net Assets

Computers & Peripherals

Dell Inc. Put, 8/15/16, with Bank of America Merrill Lynch, Strike Price $15.50 (United States)	(6,476,800)	$(22,341,074)		$6,674,990		(1.3)%

Hotels, Restaurants & Leisure

Accor S.A. Call, 4/20/12, with BNP Paribas, Strike Price €27 (France)	(1,000,000)	(1,193,668)		(47,322)		—

Household Products

Colgate-Palmolive Company Put, 1/29/16, with J.P. Morgan, Strike Price $65 (United States)	(1,200,000)	(4,152,000)		6,101,349		(0.3)

Total Options Written		(27,686,742	)(a)	12,729,017		(1.6)

Forward Currency Contracts

	Currency
	Units Sold

Japanese Yen Forward with State Street Bank due 6/22/12	(4,900,000,000)	(59,246,205)		(161,654	)(a)	—

Swap Contracts

		Contract Value

Henderson Stub Swap Contracts with Deutsche Bank due 3/14/17		(2,152,166	)(a)	(2,152,166)		(0.1)

		Real Estate		Oil, Gas &
		Management &		Consumable
		Development		Fuels
		Henderson Land		The Hong Kong
		Development		and China
		Company Limited		Gas Company
Components of Henderson Stub Swap Contracts		(Hong Kong)		(Hong Kong)		Total
Shares of underlying security		8,978,000		(11,671,400)

Unrealized appreciation(depreciation)		(2,288,455)		143,361		(2,145,094)

Financing fee		(6,861)		(211)		(7,072)

Unrealized gain(loss)		(2,295,316)		143,150		(2,152,166)

(a)	Included in Other Assets and Liabilities, net in the Portfolio of Investments.

International Fund	Longleaf Partners Funds ■ 29

continued

Country Weightings

	Common Stock, Bonds,
	Net Options & Swaps	Net Assets
France	16.5%	15.4%

Ireland	15.8	14.7

Spain	12.3	11.5

Hong Kong	9.2	8.6

Brazil	8.5	7.9

Mexico	8.2	7.7

Canada	8.1	7.5

Netherlands	5.3	4.9

Japan	4.8	4.5

Germany	3.9	3.6

United Kingdom	3.0	2.8

Malaysia	2.3	2.2

US	2.1	2.0

	100.0%	93.3

Cash, other assets and liabilities, net		6.7

		100.0%

30 ■ Quarterly Report 1Q 2012

Fund Information

The following additional information may be obtained for free by calling (800) 445-9469 or visiting southeasternasset.com, or on the SEC’s website at sec.gov.

Proxy Voting Policies and Procedures

A description of Longleaf’s Proxy Voting Policies and Procedures is included in the Statement of Additional Information (SAI).

Proxy Voting Record

Information regarding how the Funds voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is contained in Form N-PX.

Quarterly Portfolio Holdings

Longleaf files a complete schedule of portfolio holdings for the first and third quarters of each fiscal year on Form N-Q, which is available on the SEC’s website, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Please call (800) SEC-0330 for information on the operation of the Public Reference Room.

In addition to Form N-Q, Longleaf publishes reports for each calendar quarter. These reports include complete schedules of portfolio holdings, as well as performance updates and management discussion. We furnish Longleaf’s Quarterly Reports in lieu of Form N-Q to shareholders who request information about our first and third quarter portfolio holdings, and Semi-Annual and Annual Reports for requests related to the second and fourth quarters, respectively.

Fund Trustees

Additional information about Fund Trustees is included in the Statement of Additional Information (SAI).

Longleaf Partners Funds ■ 31

Service Directory

Call (800) 445-9469

Shareholder Inquiries
To speak with a Longleaf representative about your existing account from 9:00 a.m. to 6:00 p.m. Eastern time, Monday through Friday.

Fund Information
To request a printed Prospectus, Summary Prospectus (southeasternasset.com/mutual_fund_documents/prospectus), Statement of Additional Information (including Longleaf’s Proxy Voting Policies and Procedures), financial report, application or other Fund information from 8:00 a.m. to 8:00 p.m. Eastern time, Monday through Friday.

Daily Fund Prices
For automated reporting 24 hours a day, seven days a week.

Account Information
For automated account balance and transaction activity, 24 hours a day, seven days a week. Please have your Fund number (see below) and account number ready to access your investment information.

Correspondence

By regular mail:	By express mail or overnight courier:
Longleaf Partners Funds	Longleaf Partners Funds
P.O. Box 9694	c/o BNY Mellon
Providence, RI 02940-9694	4400 Computer Drive
Westborough, MA 01581
(800) 445-9469

Published Daily Price Quotations

Below are the common references for searching printed or electronic media to find daily NAVs of the Funds.

			Transfer Agent	Status to
Abbreviation	Symbol	Cusip	Fund Number	New Investors

Partners	LLPFX	543069108	133	Open

Sm-Cap	LLSCX	543069207	134	Closed 7/31/97

Intl	LLINX	543069405	136	Open

Governing Principles

We will treat your investment as if it were our own.

We will remain significant investors in Longleaf Partners Funds.

We will invest for the long term, while striving to maximize returns and minimize business, financial, purchasing power, regulatory and market risks.

We will choose each equity investment based on its discount from our appraisal of corporate intrinsic value, its financial strength, its management, its competitive position, and our assessment of its future earnings potential.

We will focus our assets in our best ideas.

We will not impose loads or 12b-1 charges on mutual fund shareholders.

We will consider closing to new investors if closing would benefit existing clients.

We will discourage short-term speculators and market timers.

We will continue our efforts to enhance shareholder services.

We will communicate with our investment partners as candidly as possible.

Longleaf Partners Funds at April 30, 2012

	Partners Fund	Small-Cap Fund	International Fund

Net Assets (millions)	$8,632	$3,232	$1,550

NAV per Share	$29.57	$27.48	$12.68

Cusip	54306910-8	54306920-7	54306940-5

Portfolio Composition

	Partners Fund	Small-Cap Fund	International Fund

Cash	5.0%	4.3%	2.7%

Short-term cash equivalents	2.9%	0.0%	3.3%

	7.9%	4.3%	6.0%

Common Stock & Options
Domestic	76.9%	83.3%	9.8%

Foreign	11.4%	12.4%	80.0%

Bonds	4.1%	0.0%	4.3%

All other, net	-0.3%	0.0%	-0.1%

Total Net Assets	100.0%	100.0%	100.0%

Number of Securities	20	20	23

Average Annual Returns

	Partners	S&P	Small-Cap	Russell	International
	Fund	500	Fund	2000	Fund	EAFE

Year-to-date	10.96%	11.88%	8.92%	10.70%	6.55%	8.69%

Month	(1.73)%	(0.63)%	(0.90)%	(1.54)%	(4.45)%	(1.96)%

Three Month	5.38%	7.08%	7.85%	3.39%	0.48%	3.19%

One Year	(2.71)%	4.76%	(1.04)%	(4.25)%	(19.08)%	(12.82)%

Three Year	18.53%	19.46%	22.45%	20.34%	6.82%	11.78%

Five Year	(1.77)%	1.01%	1.31%	1.45%	(5.29)%	(4.72)%

Ten Year	4.11%	4.71%	8.19%	6.19%	3.24%	5.42%

15 Year	7.69%	5.65%	10.20%	7.33%	na	na

20 Year	10.47%	8.40%	11.66%	8.88%	na	na

Inception	10.89%	8.90%	10.44%	8.94%	7.59%	3.56%

Inception date	4/8/87		2/21/89		10/26/98

These returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Current performance may be lower or higher than the performance quoted. Please call (800) 445-9469 or visit southeasternasset.com, for the most recent performance information or southeasternasset.com/mutual_fund_documents/prospectus for a current copy of the Funds’ Prospectus and Summary Prospectus, both of which should be read carefully before investing, for a discussion of investment objectives, management fees, expenses, and risks. Fund returns and those of the unmanaged and unhedged indices referenced above include reinvested dividends and distributions. Prior to 2010, the Funds used currency hedging as a routine investment strategy. Past performance is no guarantee of future performance, fund prices fluctuate and the value of an investment at redemption may be more or less than the purchase price. This material should be preceded or accompanied by a Prospectus. The annualized expense ratio for the Longleaf Partners, Small-Cap, and International Funds are 0.91%, 0.91%, and 1.26% respectively. The risks associated with an investment in the Longleaf Partners Funds are detailed on pages 15 to 17 of the Prospectus. These risks include stock market risk, investment selection risk, corporate ownership risk, non-diversification risk, non-US investment risk, small cap risk (particularly with respect to the Small-Cap Fund), focused geographic risk, and derivatives risk.
Funds Distributed by: Rafferty Capital Markets, LLC